                                   UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



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                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                           The John Nuveen Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 478035 10 8
                           -----------------------
                                 (CUSIP Number)

                            Alan G. Berkshire, Esq.
                             333 West Wacker Drive
                            Chicago, Illinois 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 1, 1999
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D


CUSIP No.   478035 10 8                          Page    2    of         Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Anthony T. Dean
            ###-##-####



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
            SC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


                           7      SOLE VOTING POWER
                                  927,159

                           8      SHARED VOTING POWER
                                  0
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                  927,199

                          10      SHARED DISPOSITIVE POWER
                                  0


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            927,199


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            12.4%


    14      TYPE OF REPORTING PERSON*
            IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The John Nuveen Company, a Delaware corporation (the "Company"). The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Anthony T. Dean

     (b) 333 West Wacker Drive, Chicago, Illinois 60606.

     (c) Mr. Dean is President, Chief Operating Officer and Director of the Company. Mr. Dean has announced that he will retire effective May 1, 1999 from the Company. The Company's principal executive office is located at 333 West Wacker Drive, Chicago, Illinois 60606.

     (d) Mr. Dean has not been convicted in any criminal proceeding during the last five years (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, Mr. Dean has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected Mr. Dean to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f) Mr. Dean is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All of the 927,159 shares of Class A Common Stock beneficially owned by Mr. Dean have been acquired by him through grants of restricted stock and non-qualified stock options under the Nuveen 1992 Special Incentive Plan (the "Incentive Plan") and the 1996 Equity Incentive Award Plan (the "1996 Plan"). On May 27, 1992, the date of the closing of the initial public offering of Class A Common Stock (the "Offering"), the Compensation Committee of the Board of Directors (the "Compensation Committee") awarded initial grants ("Initial Grants") under the Incentive Plan to key executive officers of the Company. Mr. Dean's Initial Grant under the Incentive Plan included 210,600 restricted shares of Class A Common Stock and non-qualified stock options to purchase 220,000 shares of Class A Common Stock, all of which options have become exercisable. Non-qualified stock options under the 1996 Plan were granted by the Compensation Committee on February 26, 1996, and include options to purchase 220,000 shares of Class A Common Stock, all of which options have become exercisable, non-qualified options to purchase 125,000 shares of Class A Common Stock, all of which options will become exercisable upon Mr. Dean's retirement (May 1, 1999) and 44,000 restricted shares of Class A Common Stock, the restrictions of which will lapse upon Mr. Dean's retirement (May 1, 1999). Additionally, on February 25, 1998 and January 11, 1999 the Compensation Committee awarded Mr. Dean non-qualified stock options to purchase 84,360 and 23,199 shares, respectively of Class A Common Stock, all of which options will become exercisable upon Mr. Dean's retirement. See Item 5(c) and Item 6.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the Incentive Plan and the 1996 Plan is to enable the Company to attract and retain exceptionally qualified officers and other key employees upon whom the sustained growth and profitability of the Company will depend in large part, to provide incentive for such individuals to enhance the value of the Company for the benefit of the stockholders, and to strengthen the mutuality of interests between participants and the Company's stockholders by providing equity-based incentive awards.

     Depending on market conditions and applicable legal restrictions existing at the time, Mr. Dean may from time to time increase his beneficial ownership of shares of Class A Common Stock through open market transactions (including brokerage transactions on the New York Stock Exchange) or by other types of transactions. Mr. Dean may also from time to time dispose of shares of Class A Common Stock beneficially owned by him in open market transactions, in conjunction with a registration statement filed by the Company or otherwise.

     Except as described in this Item 4, Mr. Dean does not have any present plans or proposals which relate to or would result in any action or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Dean reserves the right to change his plans or intentions at any time and to take all actions he may deem appropriate in the circumstances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Dean is the beneficial owner of 927,159 Class A Common Shares, including 672,599 shares issuable upon the exercise of stock options which are currently exercisable or will become exercisable upon Mr. Dean's retirement. Based on the number of shares of Class A Common Stock outstanding as of February 10, 1999 and such 672,599 shares subject to Mr. Dean's stock options, such 927,159 shares represent approximately 12.4% of the Class A Common Stock.

     (b) Mr. Dean has sole power to vote or direct the vote with respect to 927,159 shares of Class A Common Stock beneficially owned by him.

     Mr. Dean has sole power to dispose or direct the disposition (or will acquire such power upon Mr. Dean's retirement) with respect to 927,159 shares of Class A Common Stock, of which 210,600 are outstanding shares that are no longer subject to restrictions on transferability or a risk of forfeiture under the Incentive Plan, 440,000 are unissued shares subject to currently exercisable stock options, 44,000 are restricted shares over which Mr. Dean will acquire voting and dispositive power upon his retirement and 232,559 are unissued shares subject to stock options that will become exercisable upon Mr. Dean's retirement.

     (c) The following shares have become subject to exercisable stock options during the past 60 days or will become beneficially owned by the reporting person on May 1, 1999, pursuant to the vesting schedules described below on the dates indicated:


                                 Number of            Number of Option
                                 Restricted Shares    Shares Becoming
              Date               Becoming Vested      Exercisable
              ---------------    -----------------    ----------------

              January 1, 1999         -               220,000
              May 1, 1999        44,000               232,559


     (d)  See Item 6.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary of contracts, arrangements, understandings or relationships of Mr. Dean with respect to securities of the Company does not purport to be complete and is qualified in its entirety by reference to the documents filed as Exhibits to this.

     Of the shares owned by Mr. Dean, 210,600 shares were originally awarded as restricted shares under the Issuer's 1992 Incentive Plan, 220,000 shares are obtainable upon the exercise of non-qualified stock options awarded under the Issuer's 1992 Incentive Plan, and of the shares shown above, 220,000 shares are obtainable upon the exercise of non-qualified stock options awarded under the Issuer's 1996 Plan. The exercise price for the options awarded under the 1992 Incentive Plan is $18.00 per share, and the exercise price for the options awarded under the 1996 Plan is $30.00 per share. The options awarded under the 1992 Incentive Plan expire, if not previously exercised, on May 1, 2001, (based on a May 1, 1999 retirement). The options awarded under the 1996 Plan expire, if not previously exercised, on February 23, 2006. The additional shares shown above are 125,000, 84,360 and 23,199 shares of non-qualified stock options awarded under the Issuer's 1996 Plan that will be obtainable upon the retirement of Mr. Dean on May 1, 1999 and 44,000 restricted shares issued under the 1996 Plan of Class A Common Stock, the restrictions of which will lapse upon the retirement of Mr. Dean. The exercise price for the options awarded are $30.00, $35.5625 and $37.50, respectively, and will expire on February 23, 2002 (based on a May 1, 1999 retirement), February 25, 2008 and January 11, 2009, respectively, if not previously exercised. All of the restrictions on the shares originally awarded as restricted shares have lapsed or will lapse on May 1, 1999, and such shares are or no longer will be subject to any of the provisions of the 1992 Incentive Plan and the 1996 Plan upon Mr. Dean's retirement. All of the outstanding options to acquire Class A Common Stock described above are subject to the terms of the 1992 Incentive Plan or the 1996 Plan, as applicable. Copies of the 1992 Incentive Plan and the 1996 Incentive Plan have been filed as exhibits to this Schedule 13D.

     Mr. Dean and the issuer have also reached an understanding that Mr. Dean will provide the issuer with a right of first refusal covering the sale by him of up to 200,000 shares of Class A Common Stock during 1999. In the event that Mr. Dean receives a bona fide offer to purchase such shares, he will notify the issuer, which will have the right, for a limited period, to elect to purchase up to such number of shares at the same price and upon the same settlement terms set forth in the notice of such offer. At the settlement of any such purchase, Mr. Dean will deliver to the issuer or its designee shares of Class A Common Stock that Mr. Dean has owned for at least six months. This right will expire on December 31, 1999, regardless of whether any shares have been offered to or purchased by the issuer prior to such date.

     Except as described in Item 4 and in this Item 6, Mr. Dean is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any shares of Class A Common Stock of the Company, including but not limited to transfer or voting of any shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Except as provided in the Incentive Plan and the 1996 Plan, Mr. Dean has not pledged or otherwise subjected any shares of Class A Common Stock held by him to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL FILED AS EXHIBITS

Exhibit 1. The Nuveen 1992 Special Incentive Plan was previously filed on May 31, 1996 as Exhibit 1 to Form 13-D for Mr. Dean, and is incorporated herein by reference.

Exhibit 2. The 1996 Equity Incentive Award Plan was previously filed on May 23, 1996 as Exhibit A to the Company's Proxy Statement, and is incorporated herein by reference.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999            /S/ Anthony T. Dean
-----------------            -------------------
     Date                       Anthony T. Dean